

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2010

Anthony J. Pearl
General Counsel
The Cosmopolitan of Las Vegas
4285 Polaris Avenue
Las Vegas, NV 89103

> **Re: Nevada Property 1, LLC**
> **Form 10**
> **Filed April 9, 2010**
> **File No. 000-53938**

Dear Mr. Pearl:

We have completed our review of your Form 10 and related filings and do not, at this time, have any further comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David Goldschmidt (*via facsimile*)